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                                                 File No. 70-9347


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC  20549

                        AMENDMENT No. 3

                               TO

                            FORM U-1

                    APPLICATION/DECLARATION

                             UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                   NEW ENGLAND POWER COMPANY

                              AND

                  NEW ENGLAND ELECTRIC SYSTEM
                       25 Research Drive
               Westborough, Massachusetts  01582

         (Names of companies filing this statement and address of principal executive office)


                  NEW ENGLAND ELECTRIC SYSTEM

  (Name of top registered holding company parent of applicant)


John G. Cochrane                   Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, Massachusetts 01582   Westborough, Massachusetts 01582

(Names and addresses of agents for service)
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     Form U-1 Application/Declaration under the Public Utility
Holding Company Act of 1935, File No. 70-9347, is hereby further amended by adding the following to Item 1:

     "On September 1, 1998, NEP and another subsidiary of NEES completed the sale of the nonnuclear generating business to USGen New England, Inc. As reflected in the proforma financial statements incorporated herein, NEP received $1.55 billion for the sale ($1.59 billion was received by all NEES Companies combined) and approximately $140 million in reimbursements for costs associated with early retirements and special severance programs for employees affected by industry restructuring and the value of inventories."
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                           SIGNATURE
                           ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, each undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized by each such company.


                              NEW ENGLAND ELECTRIC SYSTEM
                              NEW ENGLAND POWER COMPANY

                              s/Kirk L. Ramsauer
                              ____________________________
                              Kirk L. Ramsauer
                              Associate General Counsel


Date: September 25, 1998



The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.